SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

EAGLE SUPPLY GROUP, INC.

(Name of Subject Company)

EAGLE SUPPLY GROUP, INC.

(Name of Persons Filing Statement)

Common Stock,

par value $0.0001 per share

(Title of Class of Securities)

269894 10 1

(CUSIP Number of Class of Securities)

Douglas P. Fields

Chief Executive Officer

Eagle Supply Group, Inc.

122 East 42nd Street, Suite 1618

New York, New York 10168

Telephone: (212) 986-6190

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of persons filing statement)

With a copy to:

Richard A. Denmon, Esq.

Carlton Fields, P.A.

Corporate Center Three at International Plaza

4221 W. Boy Scout Boulevard

Tampa, Florida 33607-3239

Telephone: (813) 223-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Item 1. Subject Company Information.

(a) The name of the subject company is Eagle Supply Group, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 122 East 42nd Street, Suite 1618, New York, New York, 10168, and the telephone number for the principal executive offices is (212) 986-6190.

(b) The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any Exhibits or Annexes hereto, this “Statement”) relates is the common stock, par value $0.0001 per share, of the Company (the “Shares”). As of August 13, 2004, there were 10,265,455 Shares issued and outstanding.

Item 2. Identity and Background of Filing Person.

(a) Name and Address of Person Filing this Statement.

The name, business address, and business telephone number of the Company, which is the person filing this Statement and also is the subject company, are set forth in Item 1(a) above, which information is incorporated herein by reference.

(b) Tender Offer.

This Statement relates to the cash tender offer by Gulfco Acquisition, Inc. (“Purchaser”), a Delaware corporation and wholly owned subsidiary of Gulfside Supply, Inc., a Florida corporation (“Parent”), disclosed in a Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on August 16, 2004, to purchase all of the outstanding Shares at a price of $2.20 per share, net to the seller in cash, without interest, or, if increased, such higher price per Share (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 16, 2004 (the “Offer to Purchase”), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the “Offer”). The Offer was commenced on August 16, 2004, and expires at 12:00 midnight, New York City time, on September 13, 2004, unless extended in accordance with its terms (the “Expiration Date”). Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of August 5, 2004, by and among Parent, Purchaser and the Company (as such agreement may from time to time be amended or supplemented, the “Merger Agreement”). The Merger Agreement provides, among other things, for the making of the Offer by Purchaser and further provides that, upon the terms and subject to the conditions contained in the Merger Agreement, as soon as practicable following the completion of the Offer, the Company will merge with and into Purchaser in accordance with the relevant provisions of Delaware law (the “Merger”) and the separate corporate existence of the Company will cease. Following the effective time of the Merger (the “Effective Time”), Purchaser will continue as the surviving corporation in the Merger (the “Surviving Corporation”) and as a wholly owned subsidiary of Parent.

In the Merger, each Share issued and outstanding immediately prior to the Effective Time (other than Shares (a) owned by Parent, Purchaser, any subsidiary of Parent or the Company, all of which will be cancelled or (b) held by stockholders who are entitled to and who have properly exercised appraisal rights under the Delaware General Corporation Law (the “DGCL”)) will, by virtue of the Merger and without any action on the part of the holders of Shares, be converted into the right to receive an amount in cash equal to the Offer Price (the “Merger Consideration”).

The summary and description of the Merger Agreement contained in Section 11 of the Offer to Purchase is incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed herewith as Exhibit (e)(1) and incorporated herein by reference.

The Offer is conditioned upon, among other things, there having been validly tendered and not withdrawn prior to the expiration of the Offer at least eighty percent (80%) of the Shares outstanding on a fully diluted basis (the “Minimum Condition”). For purposes of the Offer and as used herein, “on a fully diluted basis” means, as of any date, the number of issued and outstanding Shares, together with the Shares that may be issued by the Company pursuant to warrants, options, rights, or obligations outstanding at that date which have exercise or conversion prices on a per share basis at or below the Offer Price (“in-the-money derivatives”), whether or not vested or then exercisable (excluding Shares issuable pursuant to the Stock Option Agreement, as defined below). As of August 13, 2004, the Company had 10,265,455 Shares outstanding and 1,000,000 Shares issuable upon the exercise of in-the-money derivatives. Based on the foregoing, if 9,012,364 Shares are validly tendered and not withdrawn prior to the Expiration Date, the Minimum Condition will be satisfied.

TDA Industries, Inc., James E. Helzer and Steven R. Andrews (the “Subject Stockholders”) have entered into a Securities Purchase and Tender Agreement, dated as of August 5, 2004 (the “Tender Agreement”), with Parent and Purchaser, pursuant to which they have, among other things, agreed to tender in the Offer all of the Shares beneficially owned by them, subject to certain terms and conditions. As of the date of this Statement, the Subject Stockholders own approximately 6,680,000 Shares and currently exercisable in-the-money derivatives to purchase an additional 1,000,000 Shares. Additionally, pursuant to the Tender Agreement, if the exercise of the in-the-money derivatives held by the Subject Stockholders will cause the Minimum Condition of the Offer to be satisfied, immediately prior to the closing of the Offer, such in-the-money derivatives are required to be exercised and the Shares acquired thereby are required to be tendered into the Offer.

The summary and description of the Tender Agreement contained in Section 11 of the Offer to Purchase is incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Tender Agreement, which is filed as Exhibit (e)(3) and incorporated herein by reference.

In connection with the Merger Agreement, Purchaser, Parent and the Company have entered into an option agreement, dated as of August 5, 2004 (the “Stock Option Agreement”), pursuant to which the Company has granted Purchaser an irrevocable option (the “Option”) to purchase for the Offer Price that number of Shares which, when added to the number of Shares purchased in the Offer, would result in Purchaser owning 90.0% of the then outstanding Shares. However, under no circumstances will the number of Shares issued upon exercise of the Option exceed the number of Shares necessary for the Purchaser to increase its beneficial ownership from 85% to 90%. If, as a result of the Offer (or upon exercise of the Option), Purchaser acquires or controls the voting power of at least 90% of the outstanding Shares, the Merger will be effected without any action by any other stockholder of the Company pursuant to Delaware law.

The summary and description of the Stock Option Agreement contained in Section 11 of the Offer to Purchase is incorporated herein by reference. Such summary and description is qualified in its entirety by reference to the Stock Option Agreement, which is filed as Exhibit (e)(2) hereto and incorporated herein by reference. The primary purpose of the Stock Option Agreement is to enable the Purchaser to effect the Merger through the “short-form” merger procedures permitted under Delaware law.

The Offer to Purchase states that the principal executive offices of Purchaser are located at 501 North Reo Street, Tampa, Florida, 33609, and that the telephone number of Purchaser at such location is (813) 636-9808.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its executive officers, directors or affiliates are, except as noted below, described in the Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder (the “Information Statement”), that is attached hereto as Annex B and incorporated herein by reference. Except as described or referred to in this Statement (including the Exhibits hereto and the Information Statement) or otherwise incorporated herein by reference, to the knowledge of the Company, as of the date of this Statement, there are no material agreements, arrangements or understandings, and no actual or potential conflicts of interest, between the Company or its affiliates and (a) the Company’s executive officers, directors or affiliates or (b) Parent or Purchaser or their respective executive officers, directors or affiliates.

(a) Agreements Between the Company and its Executive Officers, Directors and Affiliates.

Interests of Certain Persons

Certain members of management and the Company’s Board of Directors (the “Board”) may be deemed to have interests in the transactions contemplated by the Merger Agreement that are different from or in addition to their interests as Company stockholders generally. The Board was aware of those interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby. As described below, consummation of the Offer will constitute a change in control of the Company for the purpose of determining the entitlements payable to the executive officers and directors of the Company pursuant to certain severance and other benefits.

Agreements with Executive Officers

The Company has entered into various agreements described in the Information Statement with its executive officers. Under the terms of the Company’s employment agreements with Douglas P. Fields, Frederick M. Friedman, and James E. Helzer, those executive officers are entitled to receive certain benefits, including severance payments and retirement contributions, in the event of a change of control of the Company. In connection with the negotiation of the Merger Agreement, each of these executive officers agreed to amend their respective employment agreements to reduce the amount of payments that each of them would receive in the event of a change of control by $200,000 per executive (for an aggregate reduction of $600,000). As a result, effective immediately after consummation of the Offer, the following lump sum payments will be made: $1,118,000 to Mr. Fields, $1,109,000 to Mr. Friedman, and $1,210,000 to Mr. Helzer.

The foregoing summary is qualified in its entirety by reference to the Information Statement and to the employment agreements with Messrs. Fields, Friedman and Helzer, which are filed herewith as Exhibits (e)(6) through (e)(17), all of which are incorporated herein by reference.

Effect of the Offer on Employee Benefits

The Merger Agreement provides that after the consummation of the Merger, the Surviving Corporation will honor all contracts, agreements, arrangements, policies, plans and commitments of the Company and its subsidiaries (including employment, and other compensation agreements) existing prior to August 5, 2004. The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Effect of the Offer and the Merger Agreement on the Company’s Stock Option Plan and Outstanding Warrants

All unvested options under the Company’s stock option plan vest upon consummation of the Offer. All options under the Company’s stock option plan that are outstanding immediately prior to the consummation of the Merger will be cancelled. Following the consummation of the Merger, the Merger Agreement provides that each option and outstanding warrant to purchase Shares will represent the right to receive cash in an amount equal to the product of: (i) the amount, if any, by which the Merger Consideration exceeds the per Share exercise price of such option or warrant and (ii) the number of Shares underlying such option or warrant. Because the per Share exercise prices of all outstanding options exceed the Offer Price, no holders of the options will receive any cash payments.

Currently, the Company has three different types of warrants outstanding: warrants held by James E. Helzer (the “Helzer Warrants”), warrants issued to the private placement agent (or designees thereof) for the Company’s May 2002 sale of Shares (the “Finder Warrants”), and warrants that are publicly held (the “Public Warrants”). The exercise prices of both the Finder Warrants and the Public Warrants exceed the Offer Price. The Helzer Warrants are exercisable at $1.50 per Share. Accordingly, if the Helzer Warrants are not exercised, James E. Helzer will be entitled to receive a $700,000 payment in respect to such warrants if the Offer Price is not changed. The foregoing summary of the Helzer Warrants is qualified in its entirety by reference to the warrant No. 001, dated February 6, 2003, issued by the Company to James E. Helzer which is filed as Exhibit (e)(18) hereto and incorporated herein by reference.

The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Effect of the Offer on Directors’ and Officers’ Indemnification and Insurance

The Merger Agreement provides that, for a period of six years after the Effective Time, Parent and the Surviving Corporation will indemnify the present and former directors, officers, employees and agents of the Company and its subsidiaries (the “Indemnified Parties”) against all losses, claims, damages, liabilities, costs, fees, and expenses in respect of acts or omissions occurring at or prior to the Effective Time. Parent and Purchaser agreed that all rights to indemnification for acts or omissions occurring prior to the Effective Time now existing in favor of the Indemnified Parties as provided in the DGCL, the certificates of incorporation or bylaws of the Company and its subsidiaries, in each case in effect as of August 5, 2004, will survive the Merger. If any Indemnified Party becomes involved in an actual or threatened action, suit, claim, proceeding or investigation covered by the indemnification provision in the Merger Agreement after the Effective Time, Parent and the Surviving Corporation will advance legal or other expenses to such Indemnified Party so long as such party undertakes to reimburse all amounts so advanced in the event it is ultimately determined that such Indemnified Party is not entitled thereto. The Merger Agreement further provides that for at least six years after the Effective Time, the Surviving Corporation will maintain the Company’s existing officers’ and directors’ liability insurance policy in effect on August 5, 2004, or purchase a policy extension thereunder, or will obtain substitute policies of substantially equivalent coverage and amounts which contain terms no less favorable than those of the existing policies, subject to specified restrictions. The foregoing summary is qualified in its entirety by reference to the Merger Agreement which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

(b) Agreements between the Company and Parent.

In connection with the transactions contemplated by the Merger, Parent, Purchaser and the Company entered into the Merger Agreement, the Stock Option Agreement, and a Confidentiality Agreement, dated February 20, 2004. The Subject Stockholders, each of which is an affiliate of the Company, have entered into the Tender Agreement with Parent and Purchaser. In addition, Parent subleases property in Birmingham, Alabama from the Company.

The Merger Agreement, Tender Agreement, and Stock Option Agreement

The summaries of the material terms of the Merger Agreement, the Tender Agreement, and the Stock Option Agreement contained in Section 11 of the Offer to Purchase and the description of the Offer contained in Section 1 of the Offer to Purchase are incorporated herein by reference. Such summaries and descriptions of the Merger Agreement, the Tender Agreement and the Stock Option Agreement contained in the Offer to Purchase are qualified in their entirety by reference to the Merger Agreement, the Stock Option Agreement and the Tender Agreement which are filed as Exhibit (e)(1), (e)(2) and (e)(3), respectively, and incorporated herein by reference.

Confidentiality Agreement

The following summary is qualified in its entirety by reference to the complete text of the Confidentiality Agreement which is filed as Exhibit (e)(4) hereto and is incorporated herein by reference.

As a condition to being furnished certain information concerning the Company (the “Confidential Information”), Parent agreed, among other things, that it will keep such Confidential Information confidential and will use it for the sole purpose of evaluating a possible transaction to acquire the Company. “Confidential Information” does not include information which (i) becomes generally available to the public other than as a result of a disclosure by Parent or its representatives, (ii) was available to Parent on a non-confidential basis prior to its disclosure to Parent by the Company or its representatives or agents, or (iii) becomes available to Parent on a non-confidential basis from a source other than the Company, or its representatives or agents, provided that such source is not known by Parent (after such inquiry as would be reasonable under the circumstances) to be bound by a confidentiality agreement with the Company, or its representatives or agents, or otherwise prohibited from transmitting the information to Parent or its representatives by a contractual, legal, or fiduciary obligation.

In addition, Parent agreed to a two-year standstill agreement, during which Parent and its affiliates are prohibited (subject to limited exceptions), without the prior written consent of the Company, (i) from taking various actions during such period that would result in, among other things, the acquisition of shares of, or control of, or a merger or business combination involving, the Company or any of its subsidiaries, or (ii) from employing or hiring any executive officer, or managerial or other key employee of the Company.

Item 4. The Solicitation or Recommendation.

(a) Solicitation/Recommendation.

At a meeting held on August 3 and 4, 2004, the Board, upon receiving the recommendation of the Special Committee of the Board, unanimously:

•	determined that the Offer, the Merger, the Merger Agreement and the other transactions contemplated thereby, including the Tender Agreement and the Stock Option Agreement, are advisable and fair to and in the best interests of the Company and its stockholders;

•	approved the Merger Agreement and the transactions contemplated thereby, including the Offer, the Merger, the Tender Agreement, and the Stock Option Agreement; and

•	recommended that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer and, if necessary under the DGCL, vote to approve and adopt the Merger Agreement and the transactions contemplated thereby.

The Board unanimously recommends that the holders of the Shares accept the Offer and tender their Shares pursuant to the Offer, and, if applicable, vote in favor of the Merger.

(b) Background of the Transaction.

From time to time over the past 30 months, the Company has been informally approached by both financial and strategic buyers inquiring about a potential purchase of the Company, certain of its operating subsidiaries, or certain of its assets. In a few instances, the Company entered into confidentiality agreements and exchanged information with interested parties. However, none of these informal approaches resulted in any formal acquisition proposal at a price or on terms deemed worthy of further consideration by the Company.

On August 11, 2003, the Company filed a Current Report on Form 8-K in which, among other things, management stated its belief that the Shares were undervalued and, if the market price and liquidity for the Shares did not improve sufficiently to adequately reflect the value of the Shares, the Company would consider a sale of the Company in order to realize such value.

In November 2003, the Company began preliminary engagement discussions with and sought engagement proposals from investment bankers and financial advisors.

In early January 2004, the Company decided to retain a financial advisor to analyze the strategic alternatives available to it. The Company contacted and held discussions with, and formally interviewed and received proposed terms of engagement from, several investment banking firms and financial advisors regarding the services necessary to undertake such a review and analysis.

On January 23, 2004, the Board appointed a special committee of independent directors (the “Special Committee”) to analyze and evaluate the strategic alternatives available to the Company, including, among other things, a possible sale or management buyout of the Company, merger and acquisition transaction (a “Transaction”), or remaining independent, and further authorized the Special Committee to work with, and to consider such alternatives prescribed by, such financial advisor. The Company appointed Paul D. Finkelstein, as chairman, John A. Shulman, and George Skakel III to the Special Committee. The Board authorized the Special Committee to engage an investment banking firm or financial advisor.

On January 23, 2004, the Special Committee met to review the engagement proposals received by the Company and to consider which of the investment bankers or financial advisors, if any, it should consider hiring. At this meeting, the Special Committee approved the engagement of Morgan Joseph & Co. Inc. (“Morgan Joseph”). Counsel for the Special Committee also was present at this meeting and advised the members of the Special Committee in detail of their duties and responsibilities in connection with the analysis of any Transaction, their role in the process of any Transaction, and the ultimate recommendation in favor of, or opposed to, any Transaction.

On January 26, 2004, the Special Committee formally executed an engagement letter retaining the services of Morgan Joseph.

Following the commencement of its engagement, Morgan Joseph recommended that the Company conduct an auction in an effort to receive the highest price from potential acquirers for the Company. The Company concurred with such recommendation and authorized Morgan Joseph to commence the auction process. From February 2004 to April 2004, Morgan Joseph contacted over 100 potential strategic and financial purchasers to solicit their interest in acquiring the Company. In response to these inquiries, the Company entered into confidentiality agreements with approximately 56 parties that had expressed an interest in acquiring the Company or its assets and, after receipt of such confidentiality agreements, Morgan Joseph and the Company furnished preliminary information to those parties and responded to various inquiries. All interested parties were required to submit indications of interest specifying a valuation range, terms, and any other material features of any proposed transaction to Morgan Joseph by the close of business on April 7, 2004.

On April 13, 2004, the Special Committee met with its counsel and representatives of Morgan Joseph to review and evaluate the seven indications of interest submitted. Morgan Joseph’s representatives provided a detailed analysis of the proposals received, including the indication of interest submitted by Parent. Following a review of these proposals, four finalists were selected to participate in the final round of the bidding process and each finalist, including Parent, was invited to undertake due diligence of the Company and submit a definitive bid to Morgan Joseph by June 17, 2004.

On May 14, 2004, the Special Committee held a meeting to discuss the then current status of the auction process with representatives of Morgan Joseph and the proposed process for obtaining final bid proposals. The Special Committee approved going forward with the process as described by Morgan Joseph’s representatives.

During the remainder of April through mid-June 2004, finalists conducted their due diligence of the Company, including site visits, discussions with senior management, and access to an online due diligence data room.

On June 16, 2004, Parent submitted a bid to purchase all of the Company’s outstanding Shares at a purchase price of $2.26 per Share. Immediately prior to receipt of this bid, however, the Company provided the Parent with an update of recent financial developments at the Company, including its expectation of lower than previously estimated projected earnings before interest, taxes, depreciation, and amortization (“EBITDA”) for the fiscal year ending June 30, 2004, which information had not been provided to, or considered by, Parent when it made its bid.

On June 18, 2004, the Special Committee met with its counsel and representatives of Morgan Joseph to analyze and review the formal bids received. During this meeting, the Special Committee decided that the proposal of Parent appeared to be the preferred bid, but that additional information was needed in order to make a final determination, including the impact, if any, of the EBITDA disclosure on the offer price and the conditions to the bid.

On June 24, 2004, members of the Company’s senior management, its counsel, representatives of Morgan Joseph, Parent’s senior management and its counsel met in Tampa, Florida to discuss in greater detail the terms of the offer submitted by Parent. The parties discussed the availability of the financing for the offer, the minimum tender conditions, non-solicitation and termination provisions, including the termination fee, and the price. In the evening, representatives of Morgan Joseph held further discussions with Parent’s senior management regarding pricing issues.

On June 28, 2004, the Special Committee met to discuss Parent’s bid in greater detail, including the information obtained from the meeting on June 24, 2004. The Special Committee was advised by representatives of Morgan Joseph that the offer price remained unchanged and the financing for the transaction appeared to be available from several sources. The Special Committee also was apprised of the various transactional issues that remained. The Special Committee authorized counsel, Morgan Joseph, and senior management to commence negotiations of a definitive Merger Agreement with Parent.

During the period from June 29, 2004 to July 25, 2004, representatives of the Company and the Purchaser and their respective counsel exchanged drafts of the proposed Merger Agreement, the Tender Agreement, and the Stock Option Agreement, discussed issues related to those agreements, including disclosure by the Company to Parent and Purchaser relating to contingent liabilities of the Company and other matters relating to the Company’s business operations. During this period, Parent continued to conduct its due diligence review of the Company.

On July 23, 2004, Parent received a financing commitment letter from Fleet Capital Corporation doing business as Bank of America Business Capital (“BABC”). This financing commitment letter was superseded by a financing commitment letter dated August 5, 2004, from BABC. On July 23, 2004, James S. Resch, the president and owner of Parent, received a commitment from Suntrust Bank, Inc. for a $10,000,000 facility anticipated to be used by Mr. Resch to make a $10,000,000 capital contribution to Parent that is a condition to the BABC Commitment (but not a condition to the Offer).

On July 26, 2004, citing certain contingent liabilities that were disclosed to the Parent in connection with the Merger Agreement, Parent revised its offer to reduce its proposed offer price for the Common Stock to $2.10 per share. Morgan Joseph contacted representatives of Parent that evening to review its concerns resulting in the revised purchase price. Following the discussion, Mr. Resch indicated that Parent was willing to revise the bid further to provide for a $2.15 per Share purchase price.

On July 27, 2004, the Special Committee met to review the revised purchase price and to discuss any other outstanding issues resulting from the negotiations that had taken place. Representatives of Morgan Joseph summarized for the Special Committee the revised offer and the negotiations resulting in the $2.15 per Share bid. After discussing the revised offer price, the Special Committee inquired as to whether Parent might consider a further increase in the purchase price if the Special Committee could secure a reduction in the severance payments payable to the management directors of the Company. Morgan Joseph’s representatives indicated that

Parent had earlier suggested a willingness to make such an adjustment. Accordingly, the Special Committee instructed Morgan Joseph to discuss with Messrs. Fields, Friedman and Helzer a possible reduction in the amount of the severance payments to be made to them under the terms of their respective employment agreements.

On July 29, 2004, each of Messrs. Fields, Friedman and Helzer agreed to reduce their severance payments by $200,000 each. Thereafter, Morgan Joseph contacted representatives of Parent and, based on the reduced severance payment obligations, Parent agreed to increase its offer to $2.20 per Share.

Between July 29, 2004 and August 2, 2004, Morgan Joseph’s representatives, representatives of the Company and Parent, and their respective counsel discussed open issues relating to the proposed Merger Agreement and ancillary documents.

At a meeting on the morning of August 3, 2004, the Special Committee received and discussed a report from representatives of Morgan Joseph on the transactions contemplated by the Merger Agreement. The Special Committee received and discussed a presentation by its counsel on the terms and conditions of the proposed Merger Agreement, Tender Agreement, Stock Option Agreement, and modifications to the employment agreements of Messrs. Fields, Friedman, and Helzer to reduce the payments due to them upon the consummation of the transactions contemplated by the Merger Agreement, the fiduciary duties of the Special Committee with respect to the proposed transactions and factors that the Special Committee had considered in evaluating the proposed transactions.

At the August 3, 2004 meeting of the Special Committee, the Morgan Joseph representatives also orally delivered to the Special Committee an opinion of Morgan Joseph, subsequently confirmed in writing, that, as of August 3, 2004 and based upon and subject to the factors and assumptions set forth in the opinion, the $2.20 per Share in cash to be received by the holders of the Shares in the Offer and the Merger was fair from a financial point of view to the stockholders of the Company (other than TDA Industries, Inc. and James E. Helzer (the “Majority Stockholders”)) (the foregoing written opinion of Morgan Joseph being referred to herein as the “Morgan Joseph Opinion”). The foregoing summary of the Morgan Joseph Opinion is qualified in its entirety by reference to the Morgan Joseph Opinion which is attached hereto as Annex A and is incorporated herein by reference.

At its August 3, 2004 meeting, the Special Committee also discussed the proposed transaction and, after taking into account, among other things, the factors discussed in “Reasons for the Recommendation of the Special Committee and the Board” below, resolved that the Merger Agreement, the Offer, the Merger and the other transactions contemplated thereby, and the Tender Agreement and the transactions contemplated thereby, and the Stock Option Agreement, are advisable and in the best interests of the Company and recommended that the Board approve the transaction and recommend that the Company’ stockholders tender their Shares in the Offer and, as applicable, vote their Shares in favor of the Merger Agreement and the Merger.

On the afternoon of August 3, 2004, the Board met to consider the proposed transaction. At this meeting, the Board received a report from the Special Committee with respect to its recommendations. Representatives of Morgan Joseph and legal counsel were present at the meeting, and a summary of the information considered by the Special Committee was furnished to the Board. In order for all directors to participate and to be available to vote thereon, the Board recessed the meeting and reconvened on the afternoon of August 4, 2004. After giving careful consideration to the Special Committee’s recommendation, presentations by management, presentations by counsel, presentations by representatives of Morgan Joseph, and the Morgan Joseph Opinion, the Board unanimously voted to approve the Merger Agreement and the transactions contemplated thereby and to recommend that the Company’s stockholders accept the tender offer and, if necessary, vote in favor of the Merger.

Following the Board meeting, representatives of the Company and Parent finalized the Merger Agreement and related documents. The Merger Agreement was signed in the evening on August 5, 2004, and the transaction was publicly announced that same evening.

(c) Reasons for the Recommendation of the Special Committee and the Board.

In reaching its conclusions and recommendations described above, the Board relied substantially on the recommendations of the Special Committee, the advice and information received by the Special Committee from its legal and financial advisors, and the presentations made by the Company’s senior officers. The Special Committee, in turn, reached its conclusions and recommendations after consulting with the Company’s senior officers, legal counsel and financial advisors and taking into account numerous factors, including but not limited to the following:

(1) the terms and conditions of the Offer and the Merger Agreement;

(2) the current and prospective conditions of the industry, the economy, and the capital markets, including, without limit, challenges facing the Company with respect to its floating interest rate debt and the resulting exposure to interest rate increases and the highly competitive nature of the roofing supply business;

(3) the historical, current and prospective financial condition, results of operations, business, and prospects of the Company;

(4) presentations by, and discussions with, senior management of the Company and the Company’s financial advisor and legal counsel regarding the transactions contemplated by the Merger Agreement, the Tender Agreement, and the Stock Option Agreement;

(5) presentations by, and discussions with, representatives of Morgan Joseph as to the valuation of the Company and related matters, as described in “Background” above and “Opinion of the Company’s Financial Advisor” below;

(6) consideration of possible strategic alternatives and business opportunities for the Company, including a review of the Company if it were to remain independent and continue to do business in the segments in which it is currently operating, taking into account the costs, obligations and responsibilities inherent in remaining independent and publicly traded, and the risks and prospects of the Company going forward as an independent entity;

(7) the written Morgan Joseph Opinion, dated August 3, 2004, to the effect that, as of the date of the opinion, the consideration to be received by holders of Shares pursuant to the Offer and the Merger was fair from a financial point of view to such stockholders (other than the Majority Stockholders). The full text of the Morgan Joseph Opinion which sets forth the procedures followed, the factors considered and the assumptions made by Morgan Joseph in arriving at its opinion is attached hereto as Annex A and is incorporated herein by reference. Stockholders are urged to read the Morgan Joseph Opinion carefully and in its entirety;

(8) the process undertaken by Morgan Joseph to seek interested parties and to obtain competitive bids to purchase the Company, including the opportunity to conduct extensive due diligence prior to bidders making a firm offer;

(9) the negotiations between the Company and Purchaser with respect to the Merger Agreement, the Tender Agreement, and the Stock Option Agreement;

(10) the fact that members of senior management agreed to reduce their severance payments so that unaffiliated stockholders could receive a higher price per Share than what would otherwise have been the case;

(11) the fact that the Merger Agreement, while prohibiting the Company from soliciting any competitive proposal, does permit the Company to request from any third party that makes a competing acquisition proposal (an “Acquisition Proposal”) such information as may be reasonably necessary for the Board to determine the material terms of such Acquisition Proposal for the purpose of determining whether or not such Acquisition Proposal is superior to the transactions contemplated by the Merger Agreement pursuant to parameters specified in the Merger Agreement (any such superior Acquisition Proposal being referred to as a “Superior Proposal”). Additionally, the Company is permitted to furnish information to any person or entity making a Superior Proposal, and the Board may, prior to the Purchaser’s acceptance for payment of Shares in the Offer, withdraw or modify its approval or recommendation of the Offer, the Merger Agreement or the Merger, approve or recommend a Superior Proposal, enter into an agreement with respect to a Superior Proposal (an “Acquisition Agreement”), or take any one or more of the foregoing actions, in each case, at any time after the second business day following the Company’s delivery to Parent of a notice of, and certain information regarding, such Superior Proposal (a “Superior Proposal Notice”) if the Company’s board of directors determines in good faith, after consultation with its legal and financial advisors, that such action or actions are necessary for the board of directors to satisfy its fiduciary duties. The Company may terminate the Merger Agreement and enter into an Acquisition Agreement with respect to a Superior Proposal, provided that, prior to any such termination, (a) the Company has provided Parent with a Superior Proposal Notice, (b) within a period of two business days following the delivery of such Superior Proposal Notice, Parent does not propose in writing adjustments in the terms and conditions of this Agreement which the board of directors of the Company determines in its good faith judgment (after receiving the advice of its financial advisor) to be as favorable to the Company’s stockholders as such Superior Proposal, provided, that the Company shall cause its financial and legal advisors to negotiate with Parent in good faith any such proposed adjustments in the terms and conditions of this Agreement during such two business day period, and (c) at least two business days after the Company has delivered the Superior Proposal Notice, the Company delivers to Parent a written notice of termination of the Merger Agreement. In connection with its consideration of the foregoing, the Special Committee also considered the fact that the Company would be required to pay a break-up fee of $1,000,000 to the Purchaser as a result of a termination of the Merger Agreement in connection with the Board’s withdrawal or modification of its approval or recommendation of the Offer, the Merger Agreement or the Merger, approval or recommendation of a Superior Proposal, or entry into an agreement with respect to a Superior Proposal;

(12) the relationship of the Offer Price and the Merger Consideration to the historical trading prices of the Shares, the form of consideration to be paid to holders of Shares in the Offer and the Merger and the certainty of value of such cash consideration, and the fact that the consideration to be received by the holders of Shares in the Offer and the Merger would be taxable to such holders for federal income tax purposes;

(13) the anticipated timing of the consummation of the transactions contemplated by the Merger Agreement, and the structure of the transaction as a tender offer for all Shares, which should allow stockholders to receive the transaction consideration in a relatively short time frame, followed by the Merger in which stockholders will receive the same consideration as received by stockholders who tender their Shares in the Offer;

(14) that (a) the terms of the Offer and the Merger provide reasonable (but not absolute) certainty that Parent and Purchaser will be required to purchase the Shares tendered in the Offer and close the Merger, (b) the representation of Parent that it has a bank financing commitment in an amount to satisfy all of its obligations under the Merger Agreement, (c) the Offer is not subject to a financing condition, and (d) the Offer is subject to a minimum condition of 80%;

(15) the ability of the Company’s stockholders who object to the Merger to obtain “fair value” for their Shares if they exercise and perfect their rights to appraisal under the DGCL; and

(16) the other terms and conditions of the Merger Agreement, including the Offer, the Merger, the Tender Agreement, and the Stock Option Agreement.

In making their recommendations, both the Special Committee and the Board were aware of and took into consideration the interests of certain Company executives, including the Chief Executive Officer, President and Chief Financial Officer, each of whom is a member of the Board, in the Offer and the Merger as a result of the agreements referred to in Item 3 of this Statement and their holdings of Shares and warrants to purchase Shares as referenced in the Information Statement attached hereto as Annex B and incorporated herein by reference.

Neither the Special Committee nor the Board assigned relative weights to the foregoing factors or determined that any factor was of particular importance. In evaluating the transactions, the members of the Special Committee and the Board each considered their knowledge of the business, financial condition, and prospects of the Company, and the views of the Company’s management, and its financial and legal advisors. In view of the wide variety of factors considered in connection with their evaluation of the transactions, neither the Special Committee nor the Board found it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching their respective determinations and recommendations. Rather, the Special Committee and the Board viewed their positions and recommendations as being based on the totality of the information presented to and considered by them. Individual members of the Special Committee and the Board may have given different weight to different factors.

The Board recognized that, while the consummation of the Offer gives the stockholders the opportunity to realize a premium over the prices at which the Shares were traded prior to the public announcement of the Merger and Offer, tendering in the Offer would eliminate the opportunity for stockholders to participate in the future growth and profits of the Company. Both the Special Committee and the Board also realized that the termination fee required by the terms of the Merger Agreement to be paid by the Company in certain circumstances would make it more costly for another potential purchaser to acquire the Company. Both the Special Committee and the Board believed that the loss of the opportunity to participate in the growth and profits of the Company following the Offer and the risks associated with the termination fee were reflected in the Offer Price and that the termination fee provisions are customary in a transaction of this type.

It is expected that, if the Shares were not to be purchased by Purchaser in accordance with the terms of the Offer or if the Merger were not to be consummated, the Company’s current management, under the general direction of the Board, would continue to manage the Company as an ongoing business and would continue to explore strategic alternatives.

(d) Opinion of the Company’s Financial Advisor.

At the August 3, 2004 meeting of the Special Committee, representatives of Morgan Joseph reviewed with the Special Committee its financial analysis of the consideration payable in the transaction. Following the meeting, Morgan Joseph’s representatives restated their financial analysis as part of the presentation Morgan Joseph made to the full Board. Subsequent to these meetings, Morgan Joseph delivered a written opinion (which was delivered orally during these meetings) to the Board and the Special Committee that, as of August 3, 2004, based upon and subject to the assumptions, qualifications and limitations set forth in its written opinion, the consideration to be received pursuant to the Merger Agreement was fair, from a financial point of view, to the stockholders of the Company (other than the Majority Stockholders).

The full text of the Morgan Joseph Opinion, dated August 3, 2004, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken, is attached hereto as Annex A and is incorporated herein by reference. The Morgan Joseph Opinion is directed to the Special Committee of the Board, is for the use of such Special Committee and the Board and addresses only the fairness of the consideration from a financial point of view to holders of Shares (other than the Majority Stockholders) as of the date of such opinion and does not address any other aspect of the Merger. The Morgan Joseph Opinion is not a recommendation to any Company stockholder to tender Shares as part of the Offer or as to how any stockholder should vote with respect to the proposed transaction or any other matter, and should not be relied upon by the Company’s stockholders as such. The summary of the Morgan Joseph Opinion set forth in this Statement is qualified in its entirety by reference to the full text of the Morgan Joseph Opinion attached hereto as Annex A, which should be read carefully and in its entirety.

(e) Intent to Tender.

To the knowledge of the Company, to the extent permitted by applicable securities laws, rules or regulations, including Section 16(b) of the Exchange Act, each executive officer and director of the Company currently intends to tender all Shares (if any) over which he or she has sole dispositive power. Further, the Subject Stockholders have executed the Tender Agreement under which each Subject Stockholder has agreed to tender to the Purchaser in the Offer all Shares held of record or beneficially owned by such person or entity and to vote in favor of the Merger all Shares that are held of record or beneficially owned by that person.

Item 5. Persons/Assets Retained, Employed, Compensated or Used.

The Company retained Morgan Joseph as its financial advisor in connection with the Offer and Merger. The Company also engaged Morgan Joseph to provide an opinion as to the fairness, from a financial point of view, of the consideration to be received pursuant to the Merger Agreement by the stockholders of the Company (other than the Majority Stockholders).

Pursuant to the terms of the Morgan Joseph engagement letter dated January 26, 2004 (“Engagement Letter”), the Company engaged Morgan Joseph to act as its financial advisor in connection with a Transaction. Under the terms of the Engagement Letter, Morgan Joseph was paid a fee of $150,000 upon delivery of the Morgan Joseph Opinion and is entitled to a transaction fee equal to $600,000 ($75,000 of which was previously paid upon execution of the Engagement Letter and is non-refundable). In addition, the Company has agreed to pay Morgan Joseph’s reasonable out-of-pocket expenses incurred in connection with its engagement, including attorney’s fees and expenses not to exceed $25,000, and to indemnify Morgan Joseph against various liabilities and expenses, including certain liabilities under the federal securities laws, arising out of or related to its engagement.

Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to stockholders of the Company concerning the Offer or the Merger.

Item 6. Interest in Securities of the Subject Company.

Except for the Merger Agreement, the Tender Agreement, and the Stock Option Agreement, no transactions in the Shares have been effected during the last sixty days by the Company or any of its subsidiaries or, to the knowledge of the Company, by any executive officer, director or affiliate of the Company.

Item 7. Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Statement and the Offer to Purchase, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (a) a tender offer for or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person, (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (c) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company or (d) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company or its subsidiaries.

Except as set forth in this Statement or the Offer to Purchase, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8. Additional Information to be Furnished.

(a) Section 14(f) Information.

The Information Statement attached hereto as Annex B is being furnished to the Company’s stockholders in connection with the possible designation by Parent and Purchaser, pursuant to the Merger Agreement, of certain persons to the Company’s Board other than at a meeting of the Company’s stockholders, and such information is incorporated herein by reference. See “Item 3. Past Contacts, Transactions, Negotiations and Arrangements.”

(b) Delaware Business Combination Statute.

As a Delaware corporation, the Company is subject to Section 203 of the DGCL. In general, Section 203 of the DGCL prevents an “interested stockholder” (generally defined in Section 203 of the DGCL as a person beneficially owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203 of the DGCL) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares) or (iii) following the transaction in which such person became an interested stockholder, the business combination is (A) approved by the board of directors of the corporation and (B) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Board has approved the Merger Agreement and the transactions contemplated thereby, as described in Item 4 of this Statement and, therefore, the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated in the Merger Agreement.

(c) Appraisal Rights.

Under the DGCL, holders of Shares do not have dissenters’ rights as a result of the Offer. In connection with the Merger, however, stockholders of the Company will have the right to dissent and demand appraisal of their Shares under the DGCL. Dissenting stockholders who comply with the applicable statutory procedures under the DGCL will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash. Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the price per Share paid in the Merger and the market value of the Shares. Stockholders should recognize that the value so determined could be higher or lower than the price per Share paid pursuant to the Offer or the consideration per Share to be paid in the Merger. Moreover, Purchaser may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Shares is less than the price paid in the Offer or the Merger.

The preservation, exercise and perfection of appraisal rights requires strict adherence to the applicable provisions of the DGCL, which will be provided to Company stockholders that do not tender Shares into the Offer. Company stockholders who tender Shares into the Offer will not have appraisal rights.

If any holder of Shares who demands appraisal rights under the DGCL fails to properly preserve, exercise and perfect or effectively withdraws or otherwise loses rights to appraisal as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the price per share paid in the Offer only. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights. A stockholder may withdraw demand for appraisal by delivering to the Company a written withdrawal of such demand for appraisal and acceptance of the Merger.

The foregoing discussion is not a complete statement of law pertaining to appraisal rights under Delaware law and is qualified in its entirety by reference to Delaware law.

Appraisal rights cannot be exercised at this time. The information set forth above is for informational purposes only with respect to alternatives available to stockholders if the Merger is consummated. Stockholders who will be entitled to appraisal rights in connection with the Merger will receive additional information concerning appraisal rights and the procedures to be followed in connection therewith before such stockholders have to take any action relating thereto.

Stockholders who sell Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but, rather, will receive the purchase price paid in the Offer therefor.

(d) Short-form Merger.

Under Section 253 of the DGCL, if Purchaser acquires, pursuant to the Offer (including any extension thereof) or otherwise, at least 90% of the outstanding Shares, Purchaser will be able to effect the Merger after consummation of the Offer without a vote of the Company’s stockholders. However, if Purchaser does not acquire at least 90% of the Shares pursuant to the Offer (including any extension thereof) or otherwise, a vote of the Company’s stockholders will be required under the DGCL to effect the Merger and, as a result, a significantly longer period of time will be necessary to effect the Merger.

Item 9. Exhibits.

INDEX TO EXHIBITS

Exhibit No.
Exhibit (a)(1)(A)	Offer to Purchase dated August 16, 2004 (incorporated by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO, filed by Parent and Purchaser with respect to the Company on August 16, 2004 (the “Schedule TO”))

Exhibit (a)(1)(B)	From of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO)

Exhibit (a)(2)	Letter to Stockholders of the Company, dated August 16, 2004*

Exhibit (a)(5)(A)	Joint Press Release issued by the Company and Parent (incorporated by reference to the Schedule 14D-9C filed by the Company on August 6, 2004)

Exhibit (a)(5)(B)	Opinion of Morgan Joseph & Co. Inc. dated August 3, 2004 (included as Annex A to this Statement)*

Exhibit (e)(1)	Agreement and Plan of Merger, dated as of August 5, 2004, among Parent, Purchaser and the Company (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on August 6, 2004)

Exhibit (e)(2)	Stock Option Agreement, dated August 5, 2004, among Parent, Purchaser, and the Company (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on August 6, 2004)

Exhibit (e)(3)	Securities Purchase and Tender Agreement, dated August 5, 2004, by and among Parent, Purchaser, TDA Industries, Inc., James E. Helzer and Steven R. Andrews (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Company on August 6, 2004)

Exhibit (e)(4)	Confidentiality Agreement, dated February 20, 2004, between Parent and the Company dated (incorporated by reference to Exhibit (d)(4) to the Schedule TO)

Exhibit (e)(5)	The Information Statement of the Company dated as of August 16, 2004 (included as Annex B to this Statement)*

Exhibit No.
Exhibit (e)(6)	Amended, Consolidated and Restated Employment Agreement, dated as of November 1, 2001, between JEH/Eagle Supply, Inc., the Company and James E. Helzer (incorporated by reference to Exhibit 10.46 to the Quarterly Report on Form 10-Q filed by the Company on November 9, 2001)

Exhibit (e)(7)	Modification Agreement to the Employment Agreement of James E. Helzer, dated as of January 1, 2003 (incorporated by reference to Exhibit 10.55 to the Quarterly Report on Form 10-Q filed by the Company on February 14, 2003)

Exhibit (e)(8)	Second Modification Agreement to the Employment Agreement of James E. Helzer, made as of April 1, 2004 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company on July 16, 2004)

Exhibit (e)(9)	Third Modification Agreement to the Employment Agreement of James E. Helzer, dated as of August 5, 2004 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Company on August 6, 2004)

Exhibit (e)(10)	Amended, Consolidated and Restated Employment Agreement, dated as of November 1, 2001, between JEH/Eagle Supply, Inc., Eagle Supply, Inc., the Company and Douglas P. Fields (incorporated by reference to Exhibit 10.47 to the Quarterly Report on Form 10-Q filed by the Company on November 9, 2001)

Exhibit (e)(11)	Modification Agreement to the Employment Agreement of Douglas P. Fields, dated as of January 1, 2003 (incorporated by reference to Exhibit 10.54 to the Quarterly Report on Form 10-Q filed by the Company on February 14, 2003)

Exhibit (e)(12)	Second Modification Agreement to the Employment Agreement of Douglas P. Fields, made as of April 1, 2004 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by the Company on July 16, 2004)

Exhibit (e)(13)	Third Modification Agreement to the Employment Agreement of Douglas P. Fields, dated as of August 5, 2004 (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Company on August 6, 2004)

Exhibit (e)(14)	Amended, Consolidated and Restated Employment Agreement, dated as of November 1, 2001, between JEH/Eagle Supply, Inc., Eagle Supply, Inc., the Company and Frederick M. Friedman (incorporated by reference to Exhibit 10.48 to the Quarterly Report on Form 10-Q filed by the Company on November 9, 2001)

Exhibit (e)(15)	Modification Agreement to the Employment Agreement of Frederick M. Friedman, dated as of January 1, 2003 (incorporated by reference to Exhibit 10.56 to the Quarterly Report on Form 10-Q filed by the Company on February 14, 2003)

Exhibit (e)(16)	Second Modification Agreement to the Employment Agreement of Frederick M. Friedman, made as of April 1, 2004 (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by the Company on July 16, 2004)

Exhibit (e)(17)	Third Modification Agreement to the Employment Agreement of Frederick M. Friedman, dated as of August 5, 2004 (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Company on August 6, 2004)

Exhibit (e)(18)	Warrant No. 001, dated February 6, 2003, issued by the Company to James E. Helzer (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by the Company on February 7, 2003)

Exhibit (g)	None

Annex A	Opinion of Morgan Joseph & Co. Inc., dated August 3, 2004
Annex B	The Information Statement of the Company, dated August 16, 2004

*	Included with this Statement.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EAGLE SUPPLY GROUP, INC.

	By:	/s/ JAMES E. HELZER
	Name:	James E. Helzer
	Title:	President
Dated: August 16, 2004

	By:	/s/ DOUGLAS P. FIELDS
	Name:	Douglas P. Fields
	Title:	Chief Executive Officer
Dated: August 16, 2004

Annex A

August 3, 2004

Special Committee of the Board of Directors

Eagle Supply Group, Inc.

122 East 42nd Street

Suite 1618

New York, NY 10168

Gentlemen:

We understand that a newly-formed wholly-owned subsidiary, which is a Delaware corporation (the “Purchaser”), of Gulfside Supply, Inc., a Florida corporation (the “Parent”), proposes to purchase all of the issued and outstanding shares of common stock (the “Common Stock”) of Eagle Supply Group, Inc., a Delaware corporation (the “Company”), in an all cash transaction pursuant to the terms of the Agreement and Plan of Merger (the “Merger Agreement”), to be entered into by and among Parent, Purchaser and the Company (the “Proposed Transaction”). The Merger Agreement provides for the Parent to commence a cash tender offer (the “Offer”) to acquire the Common Stock for $2.20 per share, net to the seller in cash. The terms and conditions of the Proposed Transaction are set forth in more detail in the Merger Agreement.

We further understand that concurrently with the execution of the Merger Agreement, Parent and Purchaser have required as a condition and an inducement to its willingness to enter into the Merger Agreement that certain stockholders of the Company (consisting of TDA Industries, Inc. and James E. Helzer) (the “Majority Stockholders”) enter into and deliver a Securities Purchase and Tender Agreement pursuant to which the Majority Stockholders have agreed, among other things, to tender the shares of Common Stock held by them in the Offer and to grant the Parent, under certain circumstances, its proxy to vote such shares.

You have requested our opinion, as investment bankers, as to the fairness, from a financial point of view, to the holders of the Common Stock other than the Majority Stockholders, of the consideration to be received by such holders in the Proposed Transaction.

In conducting our analysis and arriving at our opinion as expressed herein, we have reviewed and analyzed, among other things, the following:

i. the August 2, 2004 draft of the Merger Agreement;

ii. certain publicly available business and financial information concerning the Company and the Parent and the industries in which they operate;

iii. the reported prices and trading activity for the Common Stock;

iv. certain other publicly available information concerning the Company and the trading market for the Common Stock;

v. certain internal information and other data relating to the Company, its business and prospects, including budgets and projections, all prepared by and provided to us by management of the Company; and

vi. certain publicly available information concerning certain other companies and the trading markets for certain of such other companies’ securities.

We also have met with certain officers and employees of the Company concerning its business, operations, assets, present condition and prospects and undertook such other studies, analyses and investigations as we deemed appropriate.

A-1

In arriving at our opinion, we have, with your permission, assumed and relied upon the accuracy and completeness of the financial and other information used by us and have not attempted independently to verify such information, nor do we assume any responsibility to do so. We have assumed that the Company’s forecasts and projections provided to or reviewed by us have been reasonably prepared based on the best current estimates and judgment of the Company’s management as to the future financial condition and results of operations of the Company. We have made no independent investigation of any legal, accounting or tax matters affecting the Company, and have assumed the correctness of all legal, accounting and tax advice given the Company and its Board of Directors or any committee thereof. We have not conducted a physical inspection of the properties and facilities of the Company, nor have we made or obtained any independent evaluation or appraisal of such properties and facilities. We also have taken into account our assessment of general economic, market and financial conditions and our experience in similar transactions, as well as our experience in securities valuation in general. Our opinion necessarily is based upon economic, financial, political, regulatory and other conditions as they exist and can be evaluated on the date hereof and we assume no responsibility to update or revise our opinion based upon events or circumstances occurring after the date hereof. We have assumed, with your consent, (a) that the Proposed Transaction will be consummated in accordance with the terms of the Merger Agreement, without waiver, amendment or modification of any material term, condition or agreement therein and (b) that in the course of obtaining any necessary regulatory or third party consents or approvals for the Proposed Transaction, no delay, limitation, restriction or condition will be imposed that with respect to clause (a) or (b) will have a material adverse effect on the contemplated benefits of the Proposed Transaction. We also have assumed that the definitive Merger Agreement would not differ in any material respects from the draft thereof dated August 2, 2004 furnished to us.

This letter and the opinion expressed herein are for the use of the Special Committee of the Board of Directors and the Board of Directors of the Company. This opinion does not address the merits of the Proposed Transaction as compared to other transactions or business strategies that may be available to the Company or the Company’s underlying business decision to approve the Proposed Transaction, and it does not constitute a recommendation to the Company, its Board of Directors or any committee thereof, its shareholders, or any other person as to any specific action that should be taken in connection with the Proposed Transaction. This opinion may not be reproduced, summarized, excerpted from or otherwise publicly referred to or disclosed in any manner without our prior written consent except the Company may include this opinion in its entirety in any proxy statement, solicitation/recommendation statement on Schedule 14D-9 or information statement relating to the transaction sent to the Company’s shareholders; provided that any description or reference to Morgan Joseph & Co. Inc. or this opinion included in such proxy statement, solicitation/recommendation statement on Schedule 14D-9 or information statement shall be in form and substance acceptable to us.

We have acted as financial advisor to the Special Committee of the Board of Directors of the Company in connection with the Proposed Transaction and will receive a fee for our services, a portion of which is contingent upon consummation of the Proposed Transaction. We will also receive a fee for rendering this opinion. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. Morgan Joseph & Co. Inc., as part of its investment banking business, is regularly engaged in the valuation of businesses in connection with mergers, acquisitions, underwritings, private placements of listed and unlisted securities, financial restructurings and other financial services.

Based upon and subject to the foregoing and such other factors as we deem relevant, it is our opinion as investment bankers that, as of the date hereof, the consideration to be received by the holders of the Common Stock other than the Majority Stockholders in the Proposed Transaction is fair to such holders from a financial point of view.

Very truly yours,

/S/    MORGAN JOSEPH & CO. INC.

Morgan Joseph & Co. Inc.

A-2

Annex B

EAGLE SUPPLY GROUP, INC.

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

No Vote or Other Action of the Security Holders is Required

in Connection with this Information Statement.

This Information Statement is being mailed on or about August 16, 2004, as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) to holders of common stock, par value $0.0001 per share (the “Shares”), of Eagle Supply Group, Inc., a Delaware corporation (the “Company”).

The Schedule 14D-9 relates to the cash tender offer by Gulfco Acquisition, Inc. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Gulfside Supply, Inc., a Florida corporation (“Parent”), disclosed in a Tender Offer Statement on Schedule TO dated August 16, 2004 (“Schedule TO”), filed with the Securities and Exchange Commission (“SEC”), to purchase all of the outstanding Shares at a price of $2.20 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 16, 2004, and the related Letter to Transmittal (which, together with any amendments or supplements thereto, constitute the “Offer”). You are receiving this Information Statement in connection with the possible designation by Purchaser of persons to a majority of the seats on the Board of Directors of the Company (the “Board”).

Pursuant to the Merger Agreement, Parent and Purchaser commenced the Offer on August 16, 2004. The Offer currently is scheduled to expire at 12:00 midnight, New York City time, on September 13, 2004, unless Parent and Purchaser extend the Offer in accordance with the terms of the Merger Agreement.

This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Schedule l4D-9. Please read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used and not otherwise defined herein have the meanings set forth in the Schedule 14D-9.

Information in this Information Statement relating to or concerning Parent, Purchaser, and Parent’s Designees (as defined below) has been provided by the Parent, and the Company assumes no responsibility for the accuracy, completeness or fairness of such information.

General

The Shares are the only class of equity securities of the Company outstanding that are entitled to vote at a meeting of the stockholders of the Company. Each Share is entitled to one vote. As of the close of business on August 13, 2004, there were 10,265,455 Shares issued and outstanding.

Background Information

On August 5, 2004, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Parent and Purchaser. The Merger Agreement provides, among other things, for the making of the Offer by Purchaser and further provides that, upon the terms and subject to the conditions contained in the Merger Agreement, as soon as practicable following completion of the Offer, the Company will merge with and into the Purchaser (the “Merger,” and together with the Offer, the “Transaction”). Upon consummation of the Merger (the “Effective Time”), Purchaser will continue as the surviving corporation and will continue its corporate existence under the laws of the State of Delaware as a wholly owned subsidiary of Parent, and the separate corporate existence of the Company will cease.

At the Effective Time (by virtue of the Merger and without any action on the part of Parent, Purchaser, the Company or any holders of the Shares): (a) each Share held immediately prior to the Effective Time by the Company or any wholly owned subsidiary of the Company and each issued and outstanding Share owned by Parent, Purchaser or any other subsidiary of Parent will be automatically cancelled and no payment or consideration will be made with respect to such shares (the “Cancelled Shares”) and (b) each issued and outstanding Share, other than the Cancelled Shares and, where applicable, other than Shares held by stockholders who are entitled to and who have properly exercised appraisal rights under the DGCL, will be converted into the right to receive $2.20 in cash, or any higher price that may be paid per Share in the Offer, without interest (the “Merger Consideration”). As a result of the Transaction, the separate corporate existence of the Company will cease.

Purchaser Right to Designate Directors

The Merger Agreement provides that promptly upon the purchase of and payment for Shares pursuant to the Offer, Parent will be entitled to elect or designate such number of directors (the “Designees”), rounded up to the next whole number, on the Board as is equal to the product of (a) the total number of directors on the Board (giving effect to the directors elected or designated by Parent) and (b) the percentage that the number of Shares owned by Parent, Purchaser and any of their affiliates bears to the total number of Shares then outstanding. The Company, at Parent’s request, must either take all actions necessary to promptly increase the size of the Board, secure the resignations of such number of its directors, or both, as is necessary to enable Parent’s designees to be elected or designated to the Board. The Company’s obligations relating to the Board are subject to Section 14(f) of the Exchange Act and Rule 14f-1 under the Exchange Act.

After the Designees are elected or appointed to the Board and until the Effective Time, the Board must have at least three directors who are directors on the date of the Merger Agreement and who are not employed by the Company and who are not affiliates, associates, stockholders, or employees of Parent or Purchaser and each of whom shall be “independent directors” under the rules of The Nasdaq Stock Market (the “Independent Directors”). If there are fewer than three Independent Directors for any reason, the remaining Independent Directors, if any, will designate a person who is not an affiliate, associate, stockholder, or employee of Parent or any of its subsidiaries and who shall be an “independent director” under the rules of The Nasdaq Stock Market to fill such vacancy, and such person will be deemed to be an Independent Director, or if no Independent Directors remain, the other directors will designate three persons to fill the vacancies each of whom are not an affiliate, associate, stockholder, or employee of Parent or any of its subsidiaries and each of whom shall be an “independent director” under the rules of The Nasdaq Stock Market and such persons will be deemed to be Independent Directors.

Following the election or appointment of the Designees to the Board and until the Effective Time, the approval or affirmative vote of a majority of the Independent Directors will be required to authorize any: (a) amendment or termination of the Merger Agreement by the Company, or extension of the time period with respect to the obligations of Parent and Purchaser under the Merger Agreement in connection with the stockholders’ meeting, if any, (b) exercise or waiver of any of the Company’s rights, benefits or remedies under the Merger Agreement, or (c) other action of the Board under or in connection with the Merger Agreement in a manner that (in the determination of a majority of the Independent Directors) adversely affects the holders (other than Parent, the Purchaser, or any of their respective affiliates) in any material respect.

As of the date of this Information Statement, the final determination has not been made as to which directors of the Company will serve as Independent Directors.

Information with Respect to the Designees

The Designees will be selected from among the individuals listed in the section below (the “Potential Designees”). Each of the Potential Designees has consented to serve as a director of the Company if so designated. None of the Potential Designees currently is a director of, or holds any positions with, the Company. Parent has informed the Company that, to its knowledge, none of the Potential Designees beneficially owns any equity securities, or rights to acquire any equity securities of the Company, has a familial relationship with any director or executive officer of the Company or has been involved in any transactions with the Company, or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC, other than those that have been described in the Schedule TO or this Statement relating to the Transaction.

List of Potential Designees

The following information sets forth the name, current business address, business telephone and current principal occupation or employment, and material occupations, positions, offices or employments and business address thereof for the past five years of each person that the Parent has informed the Company is anticipated to be a Designee if the Offer is consummated. Unless otherwise indicated, the current business address and telephone number of each Potential Designee is c/o Gulfside Supply, Inc., 501 North Reo Street, Tampa, Florida, 33609, (813) 636-9808. Each Designee is a citizen of the United States.

James S. Resch, age 61, is the founder of Parent and has served as the President and Chairman of the Board of Directors of Parent for more than five years.

Molly A. Resch, age 61, has served as the Corporate Office Administrator, Secretary, Treasurer and as a director of Parent for more than five years.

Bradley J. Resch, age 36, has served as a director of Parent since April 2004 and has served as Vice President—General Manager of Parent since January 2000. From January 1995 to January 2000 he served as a Regional Manager.

Stephanie A. Resch, age 38, has served as a director of Parent since April 2004 and has served as the Vice President—Purchasing and Inventory Control of Parent for the past five years.

Jill M. Buhler, age 35, has served as a director of Parent since April 2004 and has served as the Vice President—Human Resources of Parent for the past five years.

James S. Resch and Molly A. Resch are husband and wife. Bradley J. Resch, Stephanie A. Resch, and Jill M. Buhler are the children of James S. Resch and Molly A. Resch.

The information contained herein concerning the Potential Designees has been furnished to the Company by Parent. Accordingly, the Company assumes no responsibility for the accuracy or the completeness of such information.

It is expected that Designees may assume office at any time following the purchase by Purchaser of Shares pursuant to the Offer, which purchase cannot be earlier than September 13, 2004, and that upon assuming office, the Designees will thereafter constitute at least a majority of the Board.

Security Ownership of Management and Certain Beneficial Owners

The following table sets forth certain information regarding the beneficial ownership of the Company’s outstanding Shares as of August 13, 2004 by: (i) each director of the Company, (ii) each of the executive officers covered by the Summary Compensation Table below, (iii) all directors and executive officers of the Company as a group, and (iv) each person known to the Company beneficially owning more than 5% of the outstanding Shares. Except as otherwise indicated, the persons named in the table have sole voting and investment power with respect to all of the Shares owned by them.

	Current Beneficial Ownership
Name of Beneficial Owner	Number of Shares (1)		Percent of Class (2)
Directors and Named Executive Officers
Douglas P. Fields.	5,300,000	(3)	51.6%
Frederick M. Friedman	5,300,000	(4)	51.6%
James E. Helzer	2,400,000	(5)	21.1%
E. G. Helzer, Jr.	60,000	(6)	*
Steven R. Andrews, Esq.	180,000	(7)	1.7%
Paul D. Finkelstein	10,000	(8)	*
John E. Smircina, Esq..	5,300,000	(9)	51.6%
George Skakel III	10,000	(8)	*
John A. Shulman	0		*
Billy E. Smith	0		*
Michael L. Ward	20,000	(10)	*

All directors and executive officers as a group (11 persons)	7,980,000	(3)(11)	69.0%

Other Beneficial Holder

TDA Industries, Inc. (“TDA”).	5,300,000	(12)	51.6%
122 East 42nd Street
New York, NY 10168

*	Less than 1%
(1)	In accordance with Rule 13d-3 promulgated pursuant to the Exchange Act, a person is deemed to be the beneficial owner of a security for purposes of the rule if he or she has or shares voting power or dispositive power with respect to such security or has the right to acquire such ownership within sixty days. As used herein, “voting power” is the power to vote or direct the voting of shares and “dispositive power” is the power to dispose or direct the disposition of shares, irrespective of any economic interest therein.
(2)	In calculating the percentage ownership for a given individual or group, the number of Shares outstanding includes unissued shares subject to options, warrants, rights or conversion privileges exercisable within sixty days held by such individual or group but are not deemed to be outstanding by any other person or group.
(3)	Includes 5,300,000 Shares owned by TDA, a privately held corporation in which Mr. Fields serves as its Chairman of the Board, Chief Executive Officer, and President, and is a principal owner; and by reason of his positions and ownership, Mr. Fields may be deemed to be the beneficial owner of the shares held by TDA.
(4)	Includes 5,300,000 Shares owned by TDA, a corporation in which Mr. Friedman serves as a director and as its Executive Vice President, Chief Financial Officer, Treasurer, Secretary, and is a principal owner; and by reason of his positions and ownership, Mr. Friedman may be deemed to be the beneficial owner of the shares held by TDA.
(5)	Includes (a) currently exercisable option to purchase 100,000 Shares (exercisable at $5.00 per Share) and (b) currently exercisable warrant to purchase 1,000,000 Shares (exercisable at $1.50 per Share).
(6)	Includes currently exercisable option to purchase 60,000 Shares (exercisable at $5.00 per Share).
(7)	Includes currently exercisable option to purchase 100,000 Shares (exercisable at $5.00 per Share).

(8)	Includes currently exercisable option to purchase 10,000 Shares (exercisable at $5.00 per Share).
(9)	Includes 5,300,000 Shares owned by TDA, a corporation in which Mr. Smircina serves as a director and, by reason of his position, Mr. Smircina may be deemed to be the beneficial owner of the Shares held by TDA.
(10)	Includes currently exercisable option to purchase 20,000 Shares (exercisable at $5.00 per Share).
(11)	Includes (a) 300,000 Shares subject to currently exercisable options (exercisable at $5.00 per Share) and 1,000,000 Shares subject to warrants (exercisable at $1.50 per Share) which may be acquired by such directors and executive officers as a group and (b) 5,300,000 Shares owned by TDA that certain of the officers and directors of the Company may be deemed to be the beneficial owner of.
(12)	The ownership information set forth herein is based in its entirety on material contained in an Amendment No. 2, which was filed with the SEC by TDA on August 9, 2004, to TDA’s Schedule 13D which was filed with the SEC on April 15, 2003.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires all executive officers, directors, and persons who are the beneficial owners of more than 10% of the Shares of the Company to file reports of ownership with the SEC indicating their ownership of the Company’s equity securities and to report any changes in that ownership. Specific due dates for these reports have been established, and the Company is required to report in this Information Statement any failure to comply therewith during the fiscal year ended June 30, 2004. The Company believes that all of these filing requirements were satisfied by its executive officers, directors, and by the beneficial owners of more than 10% of our Shares. In making this statement, the Company has relied on copies of the reporting forms received by it or on the written representations from certain reporting persons that no Forms 5 (Annual Statement of Changes in Beneficial Ownership) were required to be filed under applicable rules of the SEC.

The Current Board of Directors of the Company

The Board currently is comprised of eight members who are divided into three classes, as nearly equal in number as possible. All such classes serve for three years with one class being elected each year. Each director holds office until the annual meeting of stockholders of the Company held in the year during which the director’s term expires and his or her successor is elected and duly qualified. The Company’s current directors and certain information about each of them is set forth below:

Douglas P. Fields, age 62, has been the Chairman of the Board, Chief Executive Officer and a Director of the Company since its inception. From the inception of the Company through July 1996, Mr. Fields also served as the President of the Company. For more than the past five years, Mr. Fields has been the Chairman of the Board and Chief Executive Officer of each of the Company’s subsidiaries. Mr. Fields serves in the same capacities for TDA and each of its subsidiaries. TDA is a holding company that is our majority stockholder and whose other operating subsidiaries are engaged in the operation of an indoor tennis facility and the management of real estate. Mr. Fields received a Masters degree in Business Administration from the Harvard University Graduate School of Business Administration in 1966 and a B.S. degree from Fordham University in 1964.

James E. Helzer, age 64, has been the President of the Company since December 1997 and the Company’s Vice Chairman of the Board since March 1999. He was President of JEH/Eagle Supply, Inc. (“JEH Eagle”) from July 1997 through June 30, 2002 and President of Eagle Supply, Inc. (“Eagle”) from December 1997 through June 30, 2002. Both JEH Eagle and Eagle are subsidiaries of the Company. From 1982 until July 1997, Mr. Helzer was the owner and Chief Executive Officer of JEH Company, the business and substantially all of the assets of which were acquired by JEH Eagle in July 1997.

Frederick M. Friedman, age 64, has been the Executive Vice President, Chief Financial Officer, Treasurer, Secretary and a Director of the Company since its inception. For more than the past five years, Mr. Friedman has been Executive Vice President, Chief Financial Officer, Treasurer, Secretary and a Director of each of the Company’s subsidiaries. He serves in the same capacities for TDA and each of its subsidiaries. Mr. Friedman received a B.S. degree in Economics from The Wharton School of the University of Pennsylvania in 1962.

Steven R. Andrews, Esq., age 49, has been a Director of the Company since May 1996. For more than the past five years, Mr. Andrews has been engaged in the private practice of law. Mr. Andrews received a Juris Doctor degree and an L.L.M. degree in 1977 and 1978 from Stetson University and New York University, respectively. Since March 1999, he also has served as our vice president-legal (which is not an executive officer position of the Company). Mr. Andrews entered into an agreement with us requiring him to review our and our officers’ and directors’ compliance with their obligations under federal and state securities laws.

John A. Shulman, age 53, has been a Director of the Company since January 2004. Since 1984, Mr. Shulman has served as the President of Ramsay Fabrics, Inc., a manufacturer of specialty woven products for home furnishings, industrial, apparel, and other specialized applications. Mr. Shulman received a B.A. degree in economics and a Masters degree in Business Administration from Stanford University in 1973 and 1976, respectively.

Paul D. Finkelstein, age 62, has been a Director of the Company since February 1999. Mr. Finkelstein has served as the President and a Director of the Regis Corporation, an operator of beauty salons and a cosmetic sales company, for more than the past five years and as that corporation’s Chief Executive Officer since July 1996. Mr. Finkelstein received a Masters degree in Business Administration from the Harvard University Graduate School of Business Administration in 1966 and a B.S. degree in Economics from The Wharton School of the University of Pennsylvania in 1964.

George Skakel III, age 53, has been a Director of the Company since February 1999. Mr. Skakel has been a private investor for more than the past five years. Mr. Skakel received a B.S. degree in Economics from the University of Delaware in 1973 and a Masters degree in Business Administration from the Harvard University Graduate School of Business Administration in 1978.

John E. Smircina, Esq., age 73, has been a Director of the Company since 1999. Mr. Smircina was a partner in the law firm of Wade, Hughes and Smircina, P.C. from April 1993 until July 1996. Since July 1996, Mr. Smircina has been a sole practitioner. For more than the past five years, Mr. Smircina has been a Director of TDA. Mr. Smircina received a B.A. degree in Political Science and a Masters degree in Industrial Management from Ohio University in 1953 and 1954, respectively.

There is no family relationship between any of the Company’s directors or executive officers, except that James E. Helzer is the brother of E.G. Helzer, the Company’s Senior Vice President—Operations. There are no arrangements between any director of the Company and any other person pursuant to which he was selected as a director.

Board of Director and Committee Meetings

During the fiscal year ended June 30, 2004 (the “2004 fiscal year”), the Board held a total of 4 meetings. In addition, certain directors attended meetings of standing committees. All incumbent directors attended at least 75% of the total number of meetings of the Board and the respective committees on which they serve.

The Board maintains three standing committees: an Audit Committee, a Compensation Committee, and an Executive Committee. Members of these committees are elected annually at the Board meeting following the annual meeting of stockholders. The Board does not have a nominating committee nor does any other committee perform similar functions, and all such activities typically associated with such a committee are carried out by the full Board. The Board does not prescribe formal procedures to be followed by stockholders in submitting recommendations for nominees to the Board.

The Audit Committee, comprised of Messrs. Andrews, Finkelstein, and Skakel, held one meeting during the 2004 fiscal year. The Audit Committee is responsible for overseeing the Company’s reporting process and the independent audit of the consolidated financial statements, and its duties include: (i) recommending to the Board the engagement or discharge of the Company’s independent public accountants, (ii) meeting with the Company’s independent public accountants to review the plans and results of the audit engagement and to review all reports of the independent auditors, and to respond to such reports, (iii) approving the services to be performed by the Company’s independent public accountants and giving consideration to the range of the audit and non-audit fees, and (iv) reviewing the scope and results of the internal and external audit procedures of the Company. Additional information regarding the functions performed by the Audit Committee and its membership is set forth in the “Report of Audit Committee,” included below.

The Compensation Committee makes recommendations to the Board with respect to the Company’s compensation policies and the compensation of executive officers. The Compensation Committee, which is comprised of Messrs. Finkelstein, Skakel, and Smircina, met one time during the 2004 fiscal year.

The Executive Committee of the Board is empowered to act on behalf of, and to exercise all the powers of, the full Board in the management of the business and affairs of the Company when the Board is not in session, except to the extent limited by the Company’s certificate of incorporation or bylaws, or by Delaware law. The Executive Committee, which is comprised of Messrs. Fields, Helzer, Friedman, and Smircina, did not meet during the 2004 fiscal year.

Audit Committee Report

The Audit Committee oversees the Company’s financial reporting process and the independent audit of the annual consolidated financial statements. The Audit Committee is governed by a formal written Audit Committee Charter which was included as Appendix A to the Company’s proxy statement dated November 15, 2002. The Board, in its business judgment, has determined that the membership of the Audit Committee satisfies the independence requirements of The Nasdaq Stock Market and the Company’s Audit Committee Charter. The Audit Committee reviews and reassesses the adequacy of the Audit Committee Charter at least annually. The Audit Committee consists of three independent members. None of the members of the Audit Committee are professionally engaged in the practice of accounting or auditing and are not experts in either of these fields or in auditor independence.

The Company, acting through its management and Board, has the primary responsibility for the financial statements and reporting process, including the systems of internal accounting controls. Management is responsible for the preparation, presentation, and integrity of the Company’s financial statements, the financial reporting process, and internal controls. Deloitte & Touche LLP, independent auditors engaged by the Company, are responsible for auditing the Company’s annual financial statements and expressing their opinion thereon in accordance with auditing standards and accounting principles generally accepted in the United States of America.

In performing its oversight function, the Audit Committee reviews the audited financial statements with the Company’s management, including a discussion of the quality, not just the acceptability, of the accounting principles used, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements. The Audit Committee also reviews with Deloitte & Touche LLP its judgments as to the quality and acceptability of the Company’s accounting principles. The Company’s 2004 fiscal year audit has not yet been completed. However, for the fiscal year ended June 30, 2003 (the “2003 fiscal year”), management and Deloitte & Touche LLP have advised the Audit Committee that the Company’s consolidated financial statements were fairly stated in accordance with generally accepted accounting principles. In connection with the 2003 fiscal year financial statements, the Audit Committee discussed with Deloitte & Touche LLP matters covered by Statement on Auditing Standards No. 61 (Communication with Audit Committees).

In connection with the 2003 fiscal year, the Audit Committee also discussed with Deloitte & Touche LLP its independence from the Company and management, including those matters in Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees) and the letter and disclosures from Deloitte & Touche LLP to the Audit Committee pursuant to Independence Standards Board Standard No. 1. The Audit Committee confirmed that Deloitte & Touche LLP did not provide any non-audit services to the Company during the 2003 fiscal year.

In addition, in connection with the 2003 fiscal year, the Audit Committee discussed with the Company’s internal auditors and Deloitte & Touche LLP the overall scope and plans for its audit. The Audit Committee conferred with Deloitte & Touche LLP, with and without management present, to discuss the results of its examinations, its evaluations of the Company’s internal controls, and the overall quality of the Company’s financial reporting. The Audit Committee reviewed and discussed the audited consolidated financial statements of the Company as of and for the year ended June 30, 2003 with management, the Company’s internal auditors, and Deloitte & Touche LLP. Based on the reviews and the discussions referred to above, in reliance on management and Deloitte & Touche LLP, and subject to the limitations of the role of the Audit Committee, the Audit Committee recommended to the Board, and the Board approved, the inclusion of the audited consolidated financial statements in the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2003 filed with the SEC. The Audit Committee also recommended to the Board, and the Board approved, the appointment of Deloitte & Touche LLP to audit the Company’s financial statements for the 2004 fiscal year.

This report was submitted by the Audit Committee consisting of Paul D. Finkelstein, Chairman, Steven R. Andrews, Esq., and George Skakel III.

Compensation of Directors

Non-employee Directors of the Company are each compensated at the rate of $1,000 per month for their service on the Board and its committees. All Directors are reimbursed for their reasonable out-of-pocket expenses incurred in connection with their duties. In addition, directors are eligible to receive stock options under the Eagle Supply Group, Inc. 1998 Stock Option Plan (the “Stock Option Plan”). No stock options were granted to the Company’s directors during the 2004 fiscal year.

Executive Officers

Name	Age	Position with Company
Douglas P. Fields.	62	Chairman of the Board and Chief Executive Officer
James E. Helzer	64	President and Vice Chairman of the Board
Frederick M. Friedman	64	Executive Vice President, Chief Financial Officer, Secretary, Treasurer, and Director
E. G. Helzer	53	Senior Vice President—Operations

Set forth below is a description of the business experience during the past five years or more and other biographical information for the executive officer identified above who is not a director of the Company.

E. G. Helzer, age 53, has been the Senior Vice President—Operations of the Company since December 1997. He served as Senior Vice President—Operations for JEH Eagle from July 1997 through June 30, 2002 and has served as President of JEH Eagle since July 1, 2002. Mr. Helzer also served as Senior Vice President—Operations for Eagle from December 1997 through June 30, 2002 and has served as President of Eagle since July 1, 2002. From 1994 until July 1997, he was the Vice President—Operations and Colorado manager of JEH Company. From 1982 until 1994, Mr. Helzer was the Manager—Production and Service for JEH Company. Mr. Helzer is the brother of James E. Helzer, the Company’s President, Vice Chairman of the Board and Chief Operating Officer.

Executive Compensation

The following Summary Compensation Table sets forth the cash and non-cash compensation paid or accrued for the past three fiscal years to the Company’s Chief Executive Officer and each of the executive officers of the Company or its subsidiaries and certain other individuals whose total compensation exceeded $100,000 for the fiscal year ended June 30, 2004 (collectively, the “Named Executive Officers”).

SUMMARY COMPENSATION TABLE

					Long-Term Compensation Awards (2)
Name and Principal Occupation	Fiscal Year	Annual Compensation			Restricted Stock Awards (#)	All Other Compensation (3)
		Salary	Bonus	Other (1)
Douglas P. Fields (2)	2004	$400,000	$0	$60,000	0	$150,000
Chief Executive Officer	2003	300,000	0	60,000	100,000	150,000
	2002	400,000	0	60,000	0	150,000

James E. Helzer	2004	$450,000	$0	$60,000	0	$150,000
President	2003	450,000	150,000	60,000	0	150,000
	2002	450,000	0	60,000	0	150,000

Frederick M. Friedman (2)	2004	$400,000	$0	$60,000	0	$150,000
Executive Vice President,	2003	300,000	0	60,000	100,000	150,000
Treasurer and Secretary	2002	400,000	0	60,000	0	150,000

E. G. Helzer, Jr.	2004	$250,000	$110,000	$60,000	0	$0
Senior Vice President—	2003	250,000	50,000	60,000	0	0
Operations	2002	175,000	0	55,000	0	0

Michael L. Ward	2004	$179,080	$207,764	$0	0	$31,200
Director of Sales—	2003	170,240	257,384	0	0	31,200
Masonry and Drywall	2002	175,000	150,000	0	0	31,200

Billy E. Smith	2004	$60,000	$190,053	$0	0	$0
Director of Sales—	2003	60,000	153,583	0	0	0
Metal Roofing	2002	60,000	99,872	0	0	0

(1)	These amounts include payments made in the 2004, 2003, and 2002 fiscal years to each of Messrs. Fields, Helzer, and Friedman as follows: (i) $10,000 automobile allowance and (ii) payment of $50,000 to each such individual to defray the cost of annual life insurance premiums. During the 2004, 2003, and 2002 fiscal years, Mr. E. G. Helzer, Jr. received a housing allowance of $60,000, $60,000, and $55,000, respectively.
(2)	Messrs. Fields and Friedman each agreed to accept 100,000 Shares in lieu of $100,000 of cash compensation earned by each of them during the 2003 fiscal year and, pursuant to that agreement, such Shares were issued directly to TDA. These Shares are not subject to any vesting requirements or forfeiture provisions. The employment agreements of both Messrs. Fields and Friedman provide for an annual base salary of $400,000.
(3)	These amounts represent annual retirement contributions paid by the Company directly to the named person in lieu of a formal retirement plan.

Pursuant to employment agreements with senior officers of the Company described below, the Company has established a long-term incentive plan for such individuals. However, during the 2004 fiscal year, no long-term incentive plan payouts were made by the Company. The Shares issued to TDA Industries, Inc., in lieu of a portion of the respective salaries of Messrs. Fields and Friedman, were not issued in connection with any such long-term incentive set forth in their employment agreements.

Stock Option Grants

Although the Company does have a stock option plan, the Company did not issue any stock options during the 2004 fiscal year and did not enter into any agreements to issue any stock options to its employees or directors during the 2004 fiscal year.

Aggregated Options Exercised in Last Fiscal Year and Fiscal Year-End Option Values

The following table sets forth, for each of the Named Executive Officers in the Summary Compensation Table above who holds stock options, the number of Shares acquired pursuant to the exercise of stock options during fiscal 2004, the number of stock options held at June 30, 2004, and the realizable gain of the stock options that are “in-the-money.” The in-the-money stock options are those with exercise prices that are below the year-end stock price because the stock value grew since the date of the grant.

AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR

AND FISCAL YEAR-END OPTIONS VALUES

Name	Shares Acquired on Exercisable (#)	Value Realized	Number of Securities Underlying Unexercised Options at Fiscal Year End		Value of Unexercised In-the-Money Options at Fiscal Year End (1)(2)
			Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
James E. Helzer	0	0	100,000	20,000	$0	$0
E. G. Helzer, Jr.	0	0	60,000	0	0	0
Michael L. Ward	0	0	20,000	0	0	0

(1)	Based upon the closing price of the Shares as quoted by The Nasdaq Stock Market on August 13, 2004 of $2.17 per share.
(2)	Value represents fair market value at exercise minus exercise price.

Employment Agreements and Arrangements

Senior Executive Officers. On September 28, 2001, the Company’s Board, upon the recommendation of the Company’s Compensation Committee, authorized the implementation, effective July 1, 2001, of a new executive compensation plan (the “Executive Compensation Plan”) for the Company’s three most senior executive officers, Douglas P. Fields, the Company’s Chief Executive Officer, James E. Helzer, the Company’s President, and Frederick M. Friedman, the Company’s Executive Vice President, Secretary, Treasurer and Chief Financial Officer, and the extension of their employment agreements to June 30, 2006. Definitive amendments to their respective employment agreements reflected the new Executive Compensation Plan entered into on November 1, 2001.

Under the Executive Compensation Plan and the corresponding employment agreements, James E. Helzer’s annual base salary is $450,000 and the annual base salary for each of Douglas P. Fields and Frederick M. Friedman is $400,000, and all three officers each receive an annual retirement contribution of $150,000 payable directly to them or on their behalf in lieu of a formal retirement plan. Under the Executive Compensation Plan, but subject to the modifications discussed below, as incentive compensation, an annual basic bonus is payable to each of these three executive officers equal to thirty-five (35%) percent of each executive officer’s salary and annual retirement contribution if the defined EBIT (earnings before interest expense, taxes, amortization of certain expenses, and intercompany fees, charges and expenses) of the Company’s operating subsidiaries (excluding extraordinary items, as determined by the Company’s Compensation Committee) reaches $6,500,000.

As additional incentive compensation, but subject to the modifications discussed below, an annual performance bonus is payable to these three executive officers in an amount equal to the aggregate of twenty-five

(25%) percent of the defined EBIT of the Company’s operating subsidiaries in excess of $6,500,000 (excluding extraordinary items, as determined by the Company’s Compensation Committee) which would be divided equally among them and payable up to a maximum of $275,000 for each executive officer. Any amount earned in excess of this maximum annual cash performance bonus compensation would be credited to a non-qualified, non-interest bearing deferred compensation account and be payable at the respective executive’s retirement, death or disability or upon sale of the Company.

The maximum total cash compensation, including salary, retirement contribution, basic and performance bonus (but exclusive of stock options) paid in a fiscal year cannot exceed $875,000 for James E. Helzer and $825,000 for each of Messrs. Fields and Friedman. Furthermore, the total of all such compensation, including amounts credited to the above-mentioned deferred compensation accounts, shall not exceed $1,250,000 for each such executive officer for any fiscal year. These executive officers’ salaries are subject to annual inflation adjustment increases at the sole discretion of the Board.

In February 2003, Messrs. Fields and Friedman each entered into a Modification Agreement to their Employment Agreement, as amended, pursuant to which each of them agreed to (a) accept $100,000 of their cash compensation for the fiscal year ended June 30, 2003 in the form of 100,000 newly issued, unregistered shares of the Company’s Shares in lieu of such cash compensation and (b) that such Shares were to be issued directly to TDA in accordance with the current procedures by which Messrs. Fields and Friedman are paid by the Company.

On June 29, 2004, the Company and its subsidiaries entered into Second Modification Agreements with Messrs. Helzer, Fields and Friedman, pursuant to which Messrs. Helzer, Fields and Friedman (a) waived basic and performance based bonus compensation, if any, for the fiscal year ending June 30, 2004, (b) agreed to limit the amount of their basic bonus compensation, if any, for the fiscal year ending June 30, 2005 to $120,000, $100,000 and $100,000, respectively, and (c) agreed that the minimum EBIT for payment of basic bonuses and the baseline EBIT for the payment of any performance bonus would both be increased from $6,500,000 to $7,500,000 for fiscal 2005. As part of such modifications, the Company and its subsidiaries extended Messrs. Helzer’s, Fields’ and Friedman’s employment terms by six months to December 31, 2006.

On August 5, 2004, in connection with the execution of the Merger Agreement, Messrs. Helzer, Fields and Friedman agreed to reduce the amounts payable to them upon consummation of the transactions contemplated by the Merger Agreement by $200,000 each, for an aggregate reduction of $600,000, which agreement was set forth in Third Modification Agreements executed by each of them, the Company and its subsidiaries on that date.

Under the Executive Compensation Plan, the Board has authorized for each of the three executive officers a $10,000 per year automobile allowance and the payment to each of them of $50,000 to defray the cost of annual life insurance premiums. Each such executive officer also participates in other employee benefits available generally to management and employees of the Company.

Although the Executive Compensation Plan, as amended, provides for the term of each executive’s employment agreement to continue through December 31, 2006, each agreement will terminate earlier upon sale of substantially all of the assets or the capital stock of the Company, with severance payable to each of the three executive officers in an amount equal to two years base salary, retirement contributions, and other benefits currently received by the executive officer.

There is no stock or stock option component of compensation required to be paid pursuant to the Executive Compensation Plan.

As part of its deliberations and the establishment of the Executive Compensation Plan during the 2002 fiscal year, the Compensation Committee engaged an independent, non-affiliated compensation consultant to review such Plan. The Compensation Committee and the Company followed the recommendations of the consultant in setting the base salary, retirement contributions and bonuses of its executives, as well as the method for determining EBIT for purposes of bonuses. In connection with the Board’s adoption of the new Executive Compensation Plan, Messrs. Fields, Friedman, Helzer abstained from voting as to each of their respective compensation arrangements.

The foregoing descriptions of the Executive Compensation Plan and the Company’s employment agreements with Messrs. Fields, Friedman and Helzer are qualified in their entirety by reference to the applicable employment agreements which are filed as Exhibits (e)(6) through (e)(17) to the Statement, and incorporated herein by reference.

E. G. Helzer, Jr. Mr. Helzer has served as an executive officer of the Company or one of its subsidiaries since July 1997, when he became the Senior Vice President—Operations for JEH Eagle. As of June 30, 2002, Mr. Helzer, as the Senior Vice President—Operations for the Company, JEH Eagle, and Eagle was compensated at an annual salary of $175,000. As of July 1, 2002, Mr. Helzer became the President of both JEH Eagle and Eagle, and he continues to serve as the Senior Vice President—Operations of the Company. Since July 1, 2002, the Company has established Mr. Helzer’s salary at $250,000 per year. In addition, Mr. Helzer receives a housing allowance of $5,000 per month in connection with his move to the Dallas/Fort Worth area, and he is entitled to receive 6% of our Eagle subsidiary’s earnings before taxes in excess of $600,000 per year. Mr. Helzer performs his duties without a written agreement and is employed as Senior Vice President-Operations of the Company and President of Eagle and JEH Eagle pursuant to oral agreements that can be terminated by either party without notice or penalty.

Other Compensation Arrangements. Steven R. Andrews, Esq. serves as the Company’s Vice President—Legal, a non-officer compliance position, and he was compensated at the rate of $1,000 per month until October 2000. Since this position was created as a result of our agreement with Nasdaq in connection with our listing on Nasdaq, we do not consider him to be one of our employees, and currently he is compensated in his capacity as an independent director at the same rate as other non-employee directors.

401(k) Employee Savings Plans

Two of the Company’s subsidiaries, Eagle and JEH Eagle, maintain 401(k) Retirement Savings Plans for their respective employees (the “401(k) Plan(s)”). Eligible employees include all employees of Eagle and JEH Eagle (including those formerly employed by MSI/Eagle Supply, Inc. (“MSI Eagle”) until its merger into and with JEH Eagle in June 2000) who have completed one year of employment and have attained the age of 21. Each 401(k) Plan permits employees to make voluntary contributions to their company’s respective 401(k) Plan up to a dollar limit set by law. Eagle and JEH Eagle may contribute discretionary matching contributions equal to a determined percentage of the employees’ contributions. Benefits under each 401(k) Plan are distributable upon retirement, disability, termination of employment or certain financial hardship, subject to regulatory requirements. Each participant’s share of Eagle’s and JEH Eagle’s contributions vests at the rate of 20% per year after 2 years until fully vested after six years of service, at which time the participant becomes fully vested. Messrs. James E. Helzer, E. G. Helzer, Michael L. Ward, and Billy E. Smith, participated in the 401(k) Plans at approximately 4%, 2%, 9%, and 10% of their salaries, respectively, as of June 30, 2004. Contributions in the amounts of approximately $125,000, and $153,000, were made to the 401(k) Plans for the fiscal years ended June 30, 2003 and 2002, respectively. No contribution has yet been made for the fiscal year ended June 30, 2004. Amounts to be contributed in the future are discretionary. Accordingly, it is not possible to estimate the amount of benefits that will be payable to participants in the 401(k) Plans upon their retirements.

Report on Executive Compensation

A majority of the Compensation Committee of the Board (the “Compensation Committee”) is comprised of outside directors, none of whom is a current officer or employee of the Company or any of its subsidiaries. The Compensation Committee is responsible for the establishment of policies governing the implementation, administration, and interpretation of all aspects of executive compensation, which includes base salary, bonuses, and stock option grants. Executives also participate in benefit programs that are generally available to employees of the Company, including medical benefits and, through its subsidiaries, the 401(k) Plans. The Compensation Committee also evaluates executive performance.

Objectives of the Executive Compensation Program. The Compensation Committee’s fundamental executive compensation philosophy is to enable the Company to attract and retain key executive personnel and to motivate those executives to achieve the Company’s objectives which include obtaining satisfactory sales and income levels and maintaining a sound financial condition in light of the business environment in which the Company operates. The method of evaluating executive performance includes reviewing the Company’s sales, income levels and financial condition, and assessing each executive’s performance in connection with attaining such sales, income levels and financial condition, particularly in light of the economic environments in the markets in which the Company competes.

Each executive officer’s compensation package is reviewed periodically and is comprised of five components: base salary, basic bonus, performance bonus, retirement contribution, incentive compensation and stock option grants. In addition, our executive officers are eligible to participate in all benefit programs generally available to other employees as well as certain additional life insurance and other benefits.

Compensation of Chief Executive Officer. Mr. Fields’ compensation for the fiscal year ended June 30, 2004 included his current base salary of $400,000 and a retirement contribution of $150,000. During the fiscal year ended June 30, 2004, Mr. Fields also received an automobile allowance of approximately $10,000 and $50,000 to defray the cost of annual life insurance premiums for which Mr. Fields has designated the beneficiaries. No short-term or long-term incentive compensation or stock options were awarded to Mr. Fields during the fiscal year ended June 30, 2004. Mr. Fields’ duties and responsibilities include, among others, managing the long-term financial and economic resources of the Company, the continuity of strong management, our strategic position both financially and within our industry, and striving to manage these duties and responsibilities in light of the fact that we operate in a seasonal and cyclical business with cyclical markets which frequently are subject to and dependent upon unpredictable weather, difficult competitive environments and other challenging conditions. The levels of our annual revenues, net income, and EBIT (earnings before interest expense and federal income taxes) are among the factors considered and to be considered in the future by our Compensation Committee and Board in determining compensation for Mr. Fields (and certain other executive officers). Other relevant factors include competitive market conditions in each of our market areas, economic conditions and weather related factors affecting business in each of our market areas, availability of product and product lines in each of our market areas, availability of personnel at acceptable wage levels in each of our market areas, levels of compensation of other executive officers in the building products industry, success in managing the opening and closing of new and existing distribution centers to maximize and balance our short-term and long-term business objectives and financial returns, experience, management of banking relationships and financial resources especially in light of both general and building industry related conditions in the financial markets, ability both to take advantage of market and financial opportunities that may arise and to avoid potential problem areas that may appear attractive but, in fact, are not (such as the “e-commerce” bubble), ability to foster and maintain a corporate culture that maintains a high degree of management employee morale and relatively low level of management employee turnover in light of local market conditions, ability to maintain close contacts within the industry to take advantage of potential acquisitions or consolidation situations that may become available to the Company on terms that may be attractive to us, effectiveness in managing the purchasing function to achieve favorable prices and terms from our most important vendors and to maximize our gross profit margins in light of industry conditions, implementation of long-term business, financial and acquisition strategies, as well as other factors. Mr. Fields met the basic objectives of the Company, satisfactorily fulfilled his duties and responsibilities in light of relevant competitive market, financial, and economic conditions affecting the Company, as determined by our Compensation Committee, and has received his base level of compensation and retirement contribution. However, he was not granted any basic or performance bonuses nor was he granted any stock options. Mr. Fields has entered into an employment agreement with the Company which expires on December 31, 2006 and which sets forth levels of annual base compensation, annual retirement contribution, formulas for determining annual basic bonus and performance bonus, payments toward life insurance premiums, severance, and a car allowance as well as the right to participate in and receive other benefits received by Company employees.

Review of Compensation and Incentive Plans. The Compensation Committee reviews compensation and incentive plans for the most senior executive officers and makes recommendations to our Board. In performing its reviews, the Compensation Committee has in the past and may in the future engage the services of an independent consultant to render an opinion on, or provide recommendations with respect to, proposed compensation for our most senior executive officers.

Base Salary. In setting the base salary levels of each executive officer, the Compensation Committee may consider making recommendations to the Board regarding the base salaries of our executive officers based upon the base salaries and other elements of compensation paid to executive officers in comparable positions in other similarly situated companies which are known to the Committee to the extent permitted by our executive officers’ respective employment agreements. The Compensation Committee considers the individual experience level and actual performance of each executive officer in view of our needs and objectives.

Conclusion. The Compensation Committee believes that its executive compensation policies and programs effectively serve the interests of the Company and its stockholders. The compensation packages are appropriately balanced to provide competitive levels of compensation to its executives while simultaneously providing motivation to contribute to the Company’s overall future success and long-term enhancement of shareholder value. We will continue to monitor the effectiveness of our total compensation policies and programs to insure that they continue to meet the needs of the Company.

This report was submitted by the Compensation Committee comprised of John E. Smircina, Esq., Chairman, Paul D. Finkelstein, and George Skakel III.

Compensation Committee Interlocks and Insider Participation

During the 2004 fiscal year, Messrs. Finkelstein, Skakel, and Smircina served on the Compensation Committee and none of the individuals is, or has been, an officer or an employee of the Company or any of its subsidiaries. Mr. Smircina serves on the board of directors of TDA, the Company’s largest stockholder and a corporation controlled by Messrs. Fields and Friedman, executive officers of the Company.

Certain Relationships and Related Transactions

JEH Eagle—Related Transactions

In 1997, JEH Eagle acquired the business and substantially all of the assets of JEH Company, which was and is wholly owned by James E. Helzer, now President of the Company.

James E. Helzer leases to JEH Eagle the premises for several of JEH Eagle’s distribution centers, as well as its executive offices. Base rental payments to Mr. Helzer for the several distribution facilities and the executive offices he leases to JEH Eagle aggregated approximately $784,000 during the fiscal year ended June 30, 2004.

During its fiscal year ended June 30, 2004, JEH Eagle made sales aggregating approximately $628,000 to entities owned by Jay J. Helzer and Kay Helzer, the son and daughter, respectively, of James E. Helzer. As of June 30, 2004, approximately $50,000 of such sales were owed to JEH Eagle.

JEH Eagle leases a distribution center from a limited liability company fifty (50%) percent owned by James E. Helzer and his spouse and fifty (50%) percent owned by a subsidiary of TDA. Base rental payments to this limited liability company for the distribution facility it leases to JEH Eagle aggregated approximately $46,000 during the past fiscal year ended June 30, 2004. This limited liability company acquired these premises from JEH Eagle as of July 1, 1999, which itself acquired the premises from one of its customers.

TDA and Eagle—Related Transactions

TDA is a holding company that operated several business enterprises that included Eagle, JEH Eagle, and MSI Eagle until such entities were acquired by the Company in March 1999 simultaneously with the closing of the Company’s initial public offering.

The Company leases approximately 15,000 square feet of executive office space located at 1451 Channelside Drive, Tampa, Florida, 33605 and the premises for several of Eagle’s distribution centers from a wholly owned subsidiary of TDA. Base rental payments to the TDA subsidiary aggregated approximately $827,000 for the fiscal year ended June 30, 2004.

Through June 30, 2002, TDA provided office space for the Company to use as its New York corporate executive offices and administrative services to us pursuant to an administrative services agreement that terminated as of June 30, 2002. Commencing July 1, 2002, the Company began to pay TDA seventy-five (75%) percent of the occupancy costs (approximately $4,500 per month) for our New York corporate executive offices and seventy-five (75%) percent of the remuneration and benefits of our New York administrative assistant (approximately $4,500 per month), and TDA began to pay twenty-five (25%) percent of such monthly occupancy costs (approximately $1,500) and twenty-five (25%) percent of the monthly remuneration and benefits of the administrative assistant (approximately $1,500) in order to defray any expenses that may be deemed to be attributable to TDA. In October 2002, we entered into a new lease for our New York corporate executive offices which provides for a base rent of approximately $6,900 per month with customary additional rental charges (i.e., proportionate share of real estate taxes, electricity, etc.) of which TDA continues to pay twenty-five (25%) percent.

Helzer Transaction

On February 6, 2003, we entered into a transaction with James E. Helzer (the “Helzer Transaction”) pursuant to which we sold to Mr. Helzer in a private placement transaction, for gross proceeds to us of $1,000,000 (a) 1,000,000 authorized but previously unissued shares of our Shares and (b) a warrant to purchase up to an additional 1,000,000 authorized but previously unissued shares of our Shares at an exercise price of $1.50 per share exercisable for 5 years from the date of issuance. Although the closing price for our Shares at the close of business on the day before the Helzer Transaction closed was $0.81 and we received two separate fairness opinions indicating that the consideration received by the Company in the Helzer Transaction was fair, Mr. Helzer may be able to benefit from any appreciation in the market price of our Shares including pursuant to the Merger Agreement. Upon consummation of the Offer at the Offer Price, Mr. Helzer would be entitled to $700,000 from the Company pursuant to the terms of the warrant described above.

Transactions with Helzer Affiliate

JEH Eagle is a party to an Exclusive Distributorship Agreement with JEH Exports, Inc., an affiliate of James E. Helzer (“JEH Exports”). This agreement was entered into in connection with the Company’s acquisition of JEH Eagle. Pursuant to this agreement, the Company made sales to and purchases from JEH Exports of approximately $99,000 and $111,000, respectively, during the fiscal year ending June 30, 2002, sales to and purchases from JEH Exports of approximately $120,800 and $401,000, respectively, during the fiscal year ending June 30, 2003, and sales to and purchases from JEH Exports of approximately $0.0 and $231,000 during the fiscal year ending June 30, 2004.

General

The foregoing transactions that Eagle, JEH Eagle, and MSI Eagle have engaged in with TDA have benefited or may be deemed to have benefited TDA, directly or indirectly. Messrs. Fields and Friedman, our Chief Executive Officer and Chairman of our Board and our Executive Vice President, Chief Financial Officer,

Treasurer, Secretary, and Director, respectively, also are executive officers, directors and principal stockholders of TDA and have benefited or may be deemed to have benefited, directly or indirectly, from the foregoing transactions with TDA. TDA and/or certain of its subsidiaries derive funds from the operation of an indoor tennis facility, commercial lease payments from us and others and income from investments. These sources help to defray TDA’s operating expenses, including the payment of salaries and benefits to Messrs. Fields and Friedman.

In February 2003, at a time when our Shares were trading at a price substantially below $1.00 per share, our Chairman and Chief Executive Officer, Douglas P. Fields, and our Executive Vice President, Treasurer, Secretary, and Chief Financial Officer, Frederick M. Friedman, each agreed to accept $100,000 of their cash compensation for the fiscal year ended June 30, 2003 in the form of 100,000 newly issued, unregistered shares of our Shares in lieu of such cash compensation. These shares were issued directly to TDA on April 11, 2003.

Messrs. Fields and Friedman are officers, directors and principal stockholders of TDA, and Mr. Smircina is a director of TDA, and, consequently, they are able, through TDA, to direct the election of our directors, effect significant corporate events and generally direct the affairs of the Company.

Certain of the foregoing transactions that the Company has engaged in with James E. Helzer benefited or may be deemed to have benefited Mr. Helzer, directly or indirectly. James E. Helzer is the Company’s President.

Our management believes that the foregoing transactions were and are fair and reasonable to the Company and were made on terms no less favorable to the Company than terms and conditions that could have been entered into with independent third parties. Except as contemplated or otherwise disclosed in our filings with the SEC, the Company does not intend to enter into any additional material transactions, loans or forgiveness of loans with any affiliates unless the Company concludes that such transactions are fair and reasonable to the Company and that any such transaction is on terms no less favorable than that which could be obtained from unaffiliated third parties. Additionally, any such transaction must be approved by a majority of our directors who do not have an interest in such transaction and who have had access, at the Company’s expense, to independent legal counsel.

Stock Price Performance Graph

Set forth below is a graph comparing the yearly percentage change in the cumulative total return of the Company’s Shares, including stock and cash dividends, against the cumulative total return of The Nasdaq Stock Market (U.S. companies) and a self-determined peer group compiled by the Center for Research in Securities Prices, Graduate School of Business, The University of Chicago (“CRSP”). The Peer Group is comprised of twenty-three publicly traded companies that are engaged in the distribution or manufacturing of building or construction materials, industrial supplies, or ancillary products. This presentation assumes that $100 was invested on June 30, 1999 and in all other indices and that all dividends were reinvested.

	June 30
	1999	2000	2001	2002	2003	2004
Eagle Supply Group, Inc.	100.0	87.7	28.5	59.6	36.2	47.6
Nasdaq Stock Market	100.0	147.8	80.3	54.7	60.7	76.5
(U.S. Companies)
Self-Determined Peer Group	100.0	65.3	85.5	103.2	93.9	134.8

Self-Determined Peer Group

Statistical information and graph prepared by CRSP on August 2, 2004 including data through June 30, 2004.

Company Name	Trading Symbol	Exchange/Market Place
American Standard Companies, Inc.	ASD	NYSE (3)
Black & Decker Corporation	BDK	NYSE (3)
Building Materials Holding Corp.	BMHC	NASDAQ-NMS (4)
C R H PLC (1)	CHRCH	NASDAQ-NMS (4)
Elkcorp.	ELK	NYSE (3)
Fastenal Company	FAST	NASDAQ-NMS (4)
Fortune Brands, Inc.	FO	NYSE (3)
Genuine Parts Company	GCP	NYSE (3)
Hughes Supply Inc.	HUG	NYSE (3)
Huttig Building Products, Inc.	HBP	NYSE (3)
Leggett & Platt, Incorporated	LEG	NYSE (3)
Masco Corporation	MAS	NYSE (3)
MCS Industrial Direct Co., Inc. (2)	MSM	NYSE (3)
Owens Corning	OWC	NYSE (3)
Royal Group Technologies Limited	RYG	NYSE (3)
Sherwin-Williams Company	SHW	NYSE (3)
Stanley Works	SWK	NYSE (3)
United Stationers Inc.	USTR	NASDAQ-NMS (4)
USG Corp.	USG	NYSE (3)
W.W. Granger, Inc.	GWW	NYSE (3)
Watsco Inc. (2)	WSO	NYSE (3)
Wesco International Inc.	WCC	NYSE (3)
Wickes Inc.	WIKS	NASDAQ-NMS (4)

(1)	American Depository receipt
(2)	Class A equity
(3)	New York Stock Exchange
(4)	NASDAQ National Market System